

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 24, 2009

Mr. R. Don Morris
President
Bullion Monarch Mining, Inc.
299 East 950 South
Orem, Utah 84058

> **Re: Bullion Monarch Mining, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended April 30, 2007**
> **Filed September 20, 2007**
> **Form 10-QSB for Fiscal Quarter Ended January 31, 2008**
> **Filed March 17, 2008**
> **Response Letter Dated July 23, 2008**
> **Response Letter Dated January 16, 2009**
> **File No. 1-03896**

Dear Mr. Morris:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exchange Act Reports

1.   We note your response to our prior comment one. We are unable to concur with your conclusion that Bullion Monarch Mining, Inc., a Utah corporation (the "Company") is a successor to Bullion Monarch Company, a dissolved Utah corporation ("Old Bullion") for purposes of Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Among other things, we note the following:

(a)   The Company's Information Statement dated August 23, 2006 (the "Information Statement") repeatedly refers to "Rights" held by "Rights Holders" (former shareholders of the dissolved corporation Old Bullion) being exchanged for shares of Common Stock of the Company. These Rights were not registered under Section 12 of the 1934 Act. As a result, you cannot avail yourselves of the succession provisions of Rule 12g-3, because the Company did not issue shares of its Common Stock to holders of Section 12 registered securities. Instead, the Section 12 registered securities of Old Bullion (Common Stock of Old Bullion) ceased to exist, and the former holders of the Section 12 registered securities held unregistered Rights.

(b)   The Information Statement appears to acknowledge that there was no succession for purposes of Rule 12g-3 in that it contains representations regarding the Company's commitment to file a Form 10 to register the Common Stock of the Company under the 1934 Act. For example, on page 17 of the Information Statement, the Company states that "We intend to file a Form 10 with the Securities and Exchange Commission to become a reporting company under Section 12(g) of the Exchange Act." On page 26, the Company states that "If New Bullion issues securities to the Old Bullion Rights Holders in the fairness hearing pursuant to Utah Rule 164-1-2, management intend as soon as practical thereafter, to cause New Bullion to file a Form 10 or Form 10-SB with the SEC. Sixty days following such filing, New Bullion will be a 12(g) reporting company and will thereafter be required to file reports and forms with the SEC pursuant to Section 13 of the Exchange Act."

As we have previously informed you, we believe that a Form 15 needs to be filed with regard to the deregistration of Old Bullion.

Please advise us as to whether you plan to file a Form 10 with regard to the registration of the Company.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Norman Gholson at (202) 551-3237 or me with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
       K. Stertzel
       G.K. Schuler
       N. Gholson
       Mr. Leonard W. Burningham, Esq. – facsimile (801) 355-7126